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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2


                                 AGENCY.COM LTD.
                                 ---------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title and Class of Securities)

                                    008447104
                                    ---------
                                 (CUSIP Number)


                               Michael P. Tierney
                             Chief Executive Officer
                             Seneca Investments LLC
                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3787

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  JUNE 26, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                              (Page 1 of 33 Pages)

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      This amendment (this "Amendment") amends and supplements the information set forth in the Statement on Schedule 13D (as amended, the "Statement") originally filed on May 14, 2001 relating to the common stock of AGENCY.COM Ltd. In addition to the Items specified below, each other Item of the Statement to which the information set forth below is relevant is amended thereby.

ITEM 4. PURPOSE OF THE TRANSACTION.

      Item 4 of the Statement is amended by adding the following disclosure.

      On June 26, 2001, Seneca, the Company and a wholly owned subsidiary of Seneca ("Merger Sub") executed an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Merger Sub and the Company (the "Merger"). Under the Merger Agreement, each holder of the Company common shares other than Seneca, its subsidiaries and the sellers under the Share Purchase Agreement (collectively, the "Non-Seneca Shareholders"), will receive $3.35 per share in cash (the "Merger Consideration"). The Merger is subject to the adoption of the Merger Agreement by holders of two-thirds of the Company common shares held by Non-Seneca Shareholders and the satisfaction or waiver of certain other conditions in the Merger Agreement, a copy of which is filed as Exhibit 5 hereto.

      Upon consummation of the Merger, (1) Non-Seneca Shareholders will receive the Merger Consideration, (2) Merger Sub will be merged with the Company, (3) the surviving corporation's Board of Directors will consist of the current Chairman of the Board of the Company and Seneca's Chief Executive Officer and Chief Financial Officer, (4) the officers of the Company will remain the officers of the surviving corporation, (5) the certificate of incorporation and bylaws of the surviving corporation will be amended so as to be in the forms attached as Exhibits A and B to the Merger Agreement, respectively, and (6) the Company common shares will cease to be authorized for listing on the Nasdaq National Market and will become eligible for termination of registration pursuant to Section 12(g)(6) of the Securities Exchange Act of 1934.

      Giving effect to the purchase and payment for Company common shares to be purchased under the Share Purchase Agreement, Seneca will have sufficient cash and other capital resources on hand to pay the $50.2 million expected to be payable to purchase Company common shares held by Non-Seneca Shareholders pursuant to the Merger Agreement and otherwise to perform its obligations thereunder.

      The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 5 hereto and incorporated by reference. Given that the Merger is subject to several conditions, there can be no assurance that the Merger will be consummated or, if so consummated, as to the timing thereof.

      Prior to the Merger, depending upon market conditions and other factors, Seneca may from time to time acquire additional Company common shares, including pursuant to other privately negotiated transactions, open-market transactions, a tender offer or otherwise. In addition, the Share Purchase Agreement contemplates that additional employee shareholders may become parties thereto.


                              (Page 2 of 33 Pages)
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      Except as described above in this Item 4, as of the date of this
Statement, Seneca has no present plans or proposals of a type requiring disclosure under Item 4(b) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Statement is amended by adding the following disclosure.

      The parties expect promptly to consummate the purchase by Seneca of the 8,966,715 Company common shares presently subject to the Share Purchase Agreement. Giving effect to the closing pursuant to the Share Purchase Agreement, 28,894,993 Company common shares, or 65.9% of the total outstanding Company common shares, assuming the exercise of outstanding warrants to purchase Company common shares (but not options), will be beneficially owned by Seneca as of the date of the closing of the Share Purchase Agreement. However, Seneca disclaims beneficial ownership of such Company common shares until the closing of the Share Purchase Agreement. Furthermore, Seneca disclaims beneficial ownership of any Company common shares to be purchased pursuant to the Merger Agreement (until the closing thereof), and each of Pegasus Investors, Pegasus and Omnicom disclaim beneficial ownership of all Company common shares referred to in this Statement.

      See Item 4 with regard to other possible changes to the Share Purchase Agreement.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding the following to the end thereof.

5.    Merger Agreement (filed herewith).


                              (Page 3 of 33 Pages)
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                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 26, 2001

                                    SENECA INVESTMENTS LLC


                                    By:   /s/ GERARD A. NEUMANN
                                        --------------------------------
                                          Chief Financial Officer


                                    PEGASUS INVESTORS II, LP

                                    By: Pegasus Investors II GP, LLC, its
                                          General Partner


                                    By:   /s/ ANDREW BURSKY
                                        --------------------------------
                                          Vice President


                                    PEGASUS INVESTORS II GP, LLC


                                    By:   /s/ ANDREW BURSKY
                                        --------------------------------
                                          Vice President


                                    OMNICOM GROUP INC.


                                    By:   /s/ RANDALL J. WEISENBURGER
                                        --------------------------------
                                          Executive Vice President


                              (Page 4 of 33 Pages)
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                                  EXHIBIT INDEX

1. Share Purchase Agreement dated as of May 14, 2001 by and among Seneca Investments LLC, E-Services Investments Agency Sub LLC and the stockholders party thereto (previously filed).

2. Letter dated May 14, 2001 from Seneca to AGENCY.COM Ltd. (previously filed).

3.    Registration rights agreement (incorporated by reference to Exhibit
      10.18 of AGENCY.COM Ltd.'s Registration Statement on Form S-1, Amendment No. 4, filed on November 24, 2000).

4.    Joint Filing Agreement dated as of May 14, 2001 (previously filed).

5. Agreement and Plan of Merger dated as of June 26, 2001, among Seneca Investments LLC, E-Services Investments Agency Sub LLC and AGENCY.COM Ltd. (filed herewith).




                              (Page 5 of 33 Pages)